AXION POWER INTERNATIONAL, INC.
3601 Clover Lane
New Castle, PA 16105

February 23, 2010

VIA EDGAR

Jay Mumford
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 3030

Re:           Axion Power International, Inc.

Dear Mr. Mumford:

We are in receipt of your letter to us, dated February 4, 2010, regarding the Axion Registration Statement on Form S-1, filed January 15, 2010.  We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.  We are submitting our response in advance of filing an amendment to the S-1 given the fact that the most significant comment of the three requires an analysis and agreement as to whether all of the  shares can be registered under Rule 415.  We would like to resolve that issue before filing an amendment.

In order to fully respond to your letter and for ease of reference, hereinbelow are your comments (bolded), and our responses.

Selling Stockholders, page 53

1.  Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

As set forth below, the Company respectfully believes that it is appropriate to register the offering pursuant to the Registration Statement as a valid secondary offering.

Background

On December 18, 2009, we entered into a Purchase Agreement as a private placement (“Financing”) with certain investors (“Investors”), pursuant to which we agreed to issue 45,757,572 shares of our Common Stock (“Shares”) at a price of $0.57 per share.  In the Purchase Agreement, we agreed to file one or more registration statements under the Securities Act of 1933 covering the resale by Investors of the shares of our Common Stock issued pursuant to the Agreement.

The Shares issued pursuant to the Purchase Agreement were issued to 48 investors pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Act”) and Regulation D promulgated thereunder.  In the Purchase Agreement, the Investors made extensive representations and warranties regarding their investment intent, including representations that they were purchasing their securities for their own accounts, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Act.  In addition, each of the Investors represented that it had made its own independent decision to purchase securities in the Financing.  Lastly, each of the Investors represented and warranted that it was neither a broker-dealer nor an affiliate of a broker-dealer.

Jay Mumford
February 23, 2010

According to information provided to us by the Investors, each of the Investors is either an individual accredited investor or an institutional investor specializing in investments in small capitalization public companies.  Each of the Investors characterizes itself as a long-term buy and hold investor.  In connection with their investment in the Company, each of the Investors represented that it did fundamental due diligence on the Company, including receipt of all information related to the Company requested by it and ability to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Shares and receipt of copies of the Company’s public filings with the Securities and Exchange Commission (the “Commission”).

The terms of the Financing do not include any price “re-sets”, floating price conversion rights or other “toxic” features that have prompted the Staff’s concerns regarding “Extreme Convertible” transactions.

According to the Company’s Quarterly Report on Form 10-Q, filed on November 16, 2009, the Company had 26,744,172 shares of its Common Stock issued and outstanding on October 30, 2009.

On January 15, 2010, the Company filed the Registration Statement with the Commission.  Pursuant to the Registration Statement, the Company seeks to register an aggregate of 45,757,572 shares of Common Stock, which equals the total amount of Shares issued in connection with the Financing.  The shares covered by the Registration Statement represent approximately 166%  of the Common Stock outstanding at the time of the Financing, 85% of the fully diluted shares and 370% of the shares outstanding held by non-affiliates of the Company at the time of the Financing.

Rule 415 Analysis

In 1983, the Commission adopted Rule 415 under the Act to permit the registration of offerings to be made on a delayed or continuous basis.  Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule.  In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S–3 or Form F–3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations.  Rule 415(a)(4) provides that

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

Jay Mumford
February 23, 2010

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.  The Company is not eligible to use Form S-3 to effect a primary offering.  As a result, it cannot use Rule 415 to register a primary offering “at the market.”

In the event that the offering registered by the Registration Statement is recharacterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices), (ii) the Investors would be deemed to be “underwriters” with respect to the Financing (with the attendant liabilities under Section 11 of the Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities.

Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling shareholder to effect the resale of its securities.  Because this recharacterization has such a significant impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies -- like the Company -- to raise capital, the Staff should only recharacterize a secondary offering as being on behalf of a registrant after careful and complete review of the relevant facts and circumstances.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In its Compliance and Disclosure Interpretations (the “CDI”), the Staff has set forth a detailed analysis of the relevant factors that should be examined.  Interpretation 612.09 (the “Interpretation”) provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (underline added)

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the Interpretation is discussed below in the context of the Financing.  In our view, based on a proper consideration of all of those factors, the Staff should conclude that the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock issuable in the Financing can be registered for sale on behalf of the Investors pursuant to Rule 415.

Jay Mumford
February 23, 2010

How Long the Selling Shareholders Have Held the Shares

Presumably, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the Company.  Here, the Investors have now held their shares for approximately 60 days as of the date of this letter.  This holding period is also longer than the period required by the Staff for valid “PIPE” transactions.

In the March 1999 Supplement to the Telephone Interpretations Manual, the Staff codified its “PIPEs” interpretation.  CDI Interpretation 116.19 (the “PIPEs Interpretation”) provides in relevant part that:

“In a PIPE transaction, the company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities … to the investor, ad the investor is at market risk at the time of filing of the resale registration statement.  The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ration, either at the time of effectiveness of the resale registration statement or at any subsequent date.  When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPEs analysis applies to the convertible security, not to the underlying common stock.  There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.  For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions.  The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registrations statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement.  Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of 60 days must also be sufficient for a valid secondary offering.

This concept comports with longstanding custom and practice in the PIPEs marketplace.  In most PIPE transactions that we and many of the Investors have participated in -- including this one -- a registration statement is required to be filed shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 90 days after closing).  In our experience, the Staff does not indicate that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering.  Indeed, such concerns would be inconsistent with the PIPEs Interpretation.

The Circumstances Under Which They Received the Shares

As described above, the securities covered by the Registration Statement became issuable in a valid private placement that complied in all respects with the PIPEs Interpretation, Section 4(2) of the Act and Regulation D promulgated thereunder.  As noted above, there are no toxic terms that merit any special concerns by the Staff.  Further, as described above, the Financing was provided by 48 different investors, no one of which subscribed to a majority of the securities offered.  All of the Investors purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution in violation of the Act.  There is no evidence to suggest that those representations are false.

In conversations with members of the Staff regarding the Staff’s Rule 415 interpretation, it has become apparent to us that the Staff equates registration with an intent to distribute.  However, this perspective is fundamentally flawed and is at odds with both market practices and the Staff’s own previous interpretive positions, including the PIPEs Interpretation.

Jay Mumford
February 23, 2010

There are a number of reasons why investors want shares registered other than to effect an immediate sale.  Many private investment funds, including many of the Investors, are required to mark their portfolios to market.  If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount.  That portfolio valuation does not depend on whether the Investors intend to dispose of their shares or to hold them for an indefinite period.  In addition, many investors are fiduciaries of other people’s money and have a common law duty to act prudently.  It would be fundamentally irresponsible for those investors not to seek to have their shares registered.  Not registering the shares would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company.  Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations.  Restricted securities are not “margin stock.”

The PIPEs Interpretation supports our view.  If registration equates to an intent to distribute, then no PIPE transaction could ever occur because the mere fact of registration would negate an investor’s representation of investment intent which would destroy any private placement exemption.  However, the PIPEs Interpretation makes it clear that an investor can have a valid investment intent, even if the shares purchased are registered for resale at the time of closing.

Furthermore, in the present circumstances it would be virtually impossible for the Investors to effect a distribution of the shares issuable to them in the Financing even if they wanted.  As indicated above, there are 48 discrete persons for whom securities are being registered in the Registration Statement.  Although four of the Investors are affiliated, they only control 11.4% of the Stock on an aggregate basis, so it would require a conspiracy of massive proportions for all of the persons whose shares are being registered to act in concert to effect a distribution of the shares.  There is no evidence that the Investors have any plan to act in concert with respect to their shares.  Under the Exchange Act, such a plan would make the Investors a “group” under Section 13(d) of the Exchange Act.  In similar circumstances, courts have found that investors who merely sign the same investment documents do not constitute a “group” for 13(d) purposes.  See, e.g., Litzler v. CC Investments, 411 F.Supp. 2d 411 (S.D.N.Y. 2006) (investors participating in the same financing and signing the same investment documents prepared by one counsel are not a “group”).  Accordingly, there does not appear to be any valid basis to impute to the Investors any intent to act in concert.

In addition, according to the website Yahoo Finance, the three-month average daily trading volume of the Common Stock as of February 12, 2010 was approximately 33,051 shares.  If the holders of the shares covered by the Registration Statement attempted to liquidate their positions in the Common Stock in the open market it would take them approximately 1,384 trading days to do so, assuming no other person sold a single share of stock during that entire period.  Assuming no holidays at all, that would equate to a period of almost six years.  If they accounted for half of the daily trading volume, it would take them almost 12 years to sell their shares.  No rational investor would purchase such a large block of shares with the intent of effecting a distribution.  The thin float in the Common Stock would render any attempt to distribute the shares impossible -- the market for the Common Stock simply couldn’t absorb that much stock.  In this situation -- as is the case with many PIPE transactions -- the concept that the Investors have “freely tradable” shares is far more theoretical than real.  For all practical purposes, the Investors are locked into their investments, regardless of whether their shares are registered.

In addition, there is no evidence that a distribution would occur if the Registration Statement is declared effective.  Under the Commission’s own rules, a “distribution” requires special selling efforts.  Rule 100(b) of Regulation M defines a “distribution” as

Jay Mumford
February 23, 2010

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.”  Special selling efforts and selling methods must be employed before an offering can constitute a distribution.  Here there is not a scintilla of evidence that any special selling efforts or selling methods have or would take place if all of the shares issuable in the Financing were registered.  Again, it is not credible to assume that the Investors in the Financing will somehow band together to distribute their shares.  Nor is there any evidence that any of the Investors have conducted any road shows or taken any other actions to condition or “prime” the market for their shares.  To do so would violate the detailed representations made by them in the Purchase Agreement.

Their Relationship to the Issuer

Robert Averill is a director of the Company and as such has very strict limitations on his ability to sell Company stock under the Registration Statement.  The other Investors in the Financing had no relationship with the Company prior to their investment in the Financing.  As indicated above, all of the Investors are long-term buy and hold investors who performed significant, fundamental due diligence on the Company prior to making their investment.  Again, there is no basis for believing that the other Investors do not have the intention or ability to hold their shares for an indefinite period.

The Amount of Shares Involved

At the outset, it is important to note that the amount of shares involved is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415.  However, in practical application in many cases, it appears that the amount of shares being registered has become the only factor which is relevant to the Staff.  This single-minded focus on the number of shares is inconsistent with the Interpretation and the facts and circumstances recited above.

This transaction is not a toxic transaction which requires the Staff to raise its usual concerns –there are no derivative securities which lend themselves to such transactions or other rights hereunder which could be deemed toxic.

We are all aware that the Staff has been instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.  According to the Office of Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in the Interpretation.  As far as we are aware, no rationale for the one-third threshold has ever been articulated by the Staff, other than that it is an easy criteria to apply.  In partial response to criticism over the Staff’s interpretive position, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions.  As described above, the terms of the Financing do not implicate any of the concerns leading to the focus on Extreme Convertible situations.

The availability of Rule 415 depends on whether the offering is made by selling shareholders or deemed to be made by or on behalf of the issuer.  In order for the Staff to determine that the offering is really being made on behalf of the issuer, by definition the Staff must conclude that the selling shareholders are seeking to effect a distribution of the shares.  However, if the Staff’s concern is that a distribution is taking place, the number of shares being registered should be one of the less important factors in the Staff’s analysis.  It should be obvious that an illegal distribution of shares can take place when the amount of shares involved is less than one-third.  In fact, for the reasons described above it is far easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the public float.  As demonstrated above, when investors buy a large stake of a small public company, it is virtually impossible for them to exit the stock.  Contrary to the Staff’s viewpoint, the larger the investment, the harder it is for an investor to effect a distribution, especially in the case of a small public company with a limited trading market.

Jay Mumford
February 23, 2010

Focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies -- exactly those issuers who are unable to use Form S-3 to register their shares on the shelf and have very limited options to raise funds.  In light of the Commission’s public commitment to small business issuers, as evidenced by the recent proposals to streamline small business capital raising (see, e.g., Securities Act Release No. 33-8876 (December 19, 2007) (providing reporting and regulatory relief to smaller reporting companies) and Securities Act Release No. 33-8878 (December 19, 2007) (extending Form S-3 eligibility to issuers with market capitalizations under $75 million in certain circumstances)), the Staff’s focus on these smaller companies is hard to harmonize.  Perhaps the Staff believes that smaller companies are more likely to engage in actions that violate the federal securities laws.  However, we are unaware of statistics demonstrating that smaller public companies violate the federal securities laws at a substantially higher rate than do larger publicly companies.  Rather, as evidenced by public debacles in the last decade, it appears that “size doesn’t matter” when it comes to illegal behavior.

The Staff’s focus on sheer numbers does not address a fundamental aspect of these transactions: institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock.  In this case, the Investors evaluated an investment in the Company on the basis of the business purpose for the offering and whether they believed the Company’s proposed use of proceeds was rational and likely to produce above average investment returns.  The number of shares they ended up owning was just a mathematical result of the size of the investment, the price per share and the Company’s market capitalization.  In our experience, PIPE investors don’t look to acquire a specific proportion of a company and then calculate an investment amount based on a desired level of ownership.  By focusing on the percentage of the public float or the percentage of the shares outstanding, the Staff unfairly penalizes smaller companies without apparent justification.

Limiting the number of shares being registered doesn’t effect any significant change in the circumstances of a proposed offering.  If the Investors are acting as a mere conduit for the Company, cutting back on the number of shares being sold only makes it easier for them to accomplish their important goal by cutting back on the number of shares they have to sell.  It doesn’t change one iota the investment intent of the selling shareholders or the ability of the Investors to effect a distribution if, in fact, that was their intent.

The Staff’s arbitrary focus on one-third of the public float contradicts its own interpretative positions.  For example, Interpretation 612.02 of the CDI describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering.  The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Interpretation 216.14 provides: “Secondary sales by affiliates may be made under General Instruction 1.B.3. to Form S-3, even in cases where the affiliate owns more than 50 percent of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter on behalf of the issuer.” (emphasis added).

Jay Mumford
February 23, 2010

This interpretive position makes it clear that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts -- beyond the mere level of ownership -- indicate that the affiliate is acting as a conduit for the issuer.

The focus of the Staff on the number of shares being registered appears to be an attempt to resurrect the discredited “presumptive underwriter” doctrine under which the Staff took the position that the sale of more than 10% of the outstanding registered stock of an issuer made the investor a “presumptive underwriter” of the offering.  The presumptive underwriter doctrine was abandoned by the Staff almost 30 years ago.  See American Council of Life Insurance (avail. June 10, 1983).  Accordingly, there is no principled basis for attempting to apply the doctrine here.

However, even if the number of shares registered is the sole focus of the inquiry, the Financing should not raise significant concerns about a “disguised” primary offering based on the number of shares the Company seeks to register.  There is nothing in this situation that justifies applying a rote one-third threshold.  On these facts and especially in light of the diffuse nature of the Investors, the Company should be entitled to register all of the shares it is seeking to cover in the Registration Statement.

Whether the Sellers are in the Business of Underwriting Securities

None of the Investors is in the business of underwriting securities.  As described above, the Investors are private investment funds that buy and sell portfolio securities for their own accounts and individual accredited investors.  All of the Investors represented at the time of purchase that they were buying for their own accounts, for investment, and not with an intention to distribute in violation of the Act.  There is no allegation that those representations and warranties are untrue and no factual basis for any such allegation.

Whether Under All the Circumstances it Appears that the Seller is Acting as a Conduit for the Issuer

As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution and are not acting as conduits for the Company.  The Investors made fundamental decisions to invest in the Company, have held their securities for a period of time that far exceeds the periods sanctioned in the Staff’s PIPEs Interpretation, have represented their investment intent and disclaimed any intent to illegally distribute their shares and really have no alternative but to hold their shares for the long haul.  There is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the shares.  In addition, the Investors beneficially own so much Common Stock that it would be virtually impossible for them to distribute it even if that was their intention.  The number of shares initially covered by the Registration Statement was reasonable in relation to other transactions that have been reviewed and signed off on by the Staff.  None of the Investors are in the business of underwriting securities.  In these circumstances we believe that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

Conclusion

For all of the foregoing reasons, we believe that the Company should be permitted to proceed with the registration of the shares issuable in the Financing.  No potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective.

2.  For each entity in the table, please identify the person or persons who have the power to vote and/or dispose of the shares.

The table will be revised to so identify such persons for each entity when the amendment to the S-1 is filed.

3.  Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers.  A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter.  In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:  the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any persons to distribute the securities.

Jay Mumford
February 23, 2010

To our knowledge, none of the selling stockholders is a broker-dealer or an affiliate thereof.  In order to make this determination, we required that each selling stockholder represent and warrant that it is neither a broker-dealer nor an affiliate of a broker-dealer in Section 5.3 of the Securities Purchase Agreement.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response.  And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Thomas Granville

Thomas Granville

cc:  Jolie Kahn, Esq.